05038054

SECURI... ...SION
Washington, D.C. 205...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51801

RECEIVED FEB 28 2005 WASH., D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAMBRIDGE GROUP INVESTMENTS, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4630 S HAGADORN ROAD, SUITE 520
(No. and Street)

(City)	(State)	(Zip Code)
EAST LANSING	MI	48823

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM BLASEN (517) 333-3220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER, COSTERISAN & ELLIS, P.C.
(Name – *if individual, state last, first, middle name*)

(Address)	(City)		(State)	(Zip Code)
544 CHERBOURG	SUITE 200	LANSING	MI	48917

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1A

OATH OR AFFIRMATION

I, TOM BLASEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMBRIDGE GROUP INVESTMENTS, LTD., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

AMY S. COOK
Notary Public, Clinton County, MI
Acting in Ingham County, Michigan
My Comm. Expires Jan. 10, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE GROUP INVESTMENTS, LTD.

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cambridge Group Investments, Ltd.
East Lansing, Michigan

February 4, 2005

We have audited the accompanying statements of financial condition of Cambridge Group Investments, Ltd. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Group Investments, Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner, Costerisan & Ellis, P.C.

544 Cherbourg Drive ◦ Suite 200 ◦ Lansing, Michigan 48917-5010 ◦ (517) 323-7500 ◦ Fax (517) 323-6346 ◦ www.mcecpa.com

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 542,478	$ 285,574
Commissions receivable	193,828	443,676
Accounts receivable - less allowance for doubtful accounts $25,644	25,645	
Marketable securities, at market value	24,460	158,849
Prepaid expenses	68,800	33,033
Deposit with clearing broker	100,000	100,000
Deferred tax asset	153,000	185,000
Website, net of amortization		653
Furniture and equipment, less accumulated depreciation	75,814	49,045
TOTAL ASSETS	$ 1,184,025	$ 1,255,830

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

	2004	2003
Liabilities:		
Accounts payable	$ 31,607	$ 19,810
Accrued payroll	89,244	228,807
Accrued single business taxes	10,360	22,000
Total liabilities	131,211	270,617
Stockholder's equity:		
Common stock, $5 par value per share, authorized 60,000 shares, issued and outstanding 1,000 shares	5,000	5,000
Additional paid-in capital	1,583,948	1,583,948
Deficit	(536,134)	(603,735)
Total stockholder's equity	1,052,814	985,213
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,184,025	$ 1,255,830

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commission income, net of rebates	$ 2,791,362	$ 3,172,775
Profit (loss) on trades	1,375,254	605,213
Lease income	40,866	
Investment loss	(3,061)	(42,413)
Total revenues	4,204,421	3,735,575
EXPENSES:		
Compensation and benefits	2,932,268	2,507,556
Office expenses	331,955	254,188
Rent expense	154,075	105,273
Travel and entertainment	60,864	57,185
Advertising	70,885	71,531
Insurance	10,474	9,271
Professional fees and compliance expenses	139,011	250,512
Communications	181,882	94,069
Equipment rental	48,963	53,465
Clearance fees	143,986	171,550
Depreciation and amortization	30,457	44,780
Total expenses	4,104,820	3,619,380
Income before provision for income taxes	99,601	116,195
PROVISION FOR INCOME TAX EXPENSE (BENEFIT)	32,000	(185,000)
NET INCOME	$ 67,601	$ 301,195

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
STOCKHOLDER'S EQUITY, January 1, 2003	$ 5,000	$ 1,583,948	$ (904,930)	$ 684,018
Net income			301,195	301,195
STOCKHOLDER'S EQUITY, December 31, 2003	5,000	1,583,948	(603,735)	985,213
Net income			67,601	67,601
STOCKHOLDER'S EQUITY, December 31, 2004	$ 5,000	$ 1,583,948	$ (536,134)	$ 1,052,814

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net income	$ 67,601	$ 301,195
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	30,457	44,780
Unrealized loss on investments	3,061	56,508
Commissions receivable	249,848	(184,262)
Accounts receivable	(25,645)	
Prepaid expenses	(35,767)	(3,045)
Deposit with clearing broker		(100,000)
Deferred tax asset	32,000	(185,000)
Accounts payable	11,797	(4,948)
Accrued expenses	(139,563)	202,504
Accrued taxes	(11,640)	22,000
Total adjustments	114,548	(151,463)
Net cash provided by operating activities	182,149	149,732
Cash flow from investing activities:		
Purchase of furniture and equipment	(56,573)	(29,119)
Proceeds from sale of investments - net	131,328	
Purchase of investments - net		(169,257)
Net cash provided (used) by investing activities	74,755	(198,376)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	256,904	(48,644)
CASH AND CASH EQUIVALENTS:		
Beginning of year	285,574	334,218
End of year	$ 542,478	$ 285,574

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Marketable securities - Marketable securities consists of bonds and equity securities which are held for trading purposes and are recorded at fair value with unrealized holdings gains and losses included in earnings. The fair value of the investments are determined using published market prices.

Furniture and equipment - Furniture and equipment are carried at cost. Depreciation is calculated using the straight line and accelerated methods over their estimated useful lives.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. The allowance for doubtful accounts is $25,644 at December 31, 2004. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Charges to the valuation allowance have not been material to the financial statements.

Commission income - Commission income from the clearing broker is recorded on a trade-by-trade basis and normally is settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Advertising costs - Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Cambridge Group Investments, Ltd. is a wholly owned subsidiary of The Phoenix Group Ltd. (Parent). The Company is organized primarily for the purpose of entering into various trading strategies involving bonds. The company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company receives commission revenues for facilitating customer purchases of bonds. The Company markets primarily through the use of a web site licensed under the name Bondpage.com. All of the Company's commission revenue is received through the clearing broker.

The Company has entered into a "restrictive agreement" with the NASD, which provides that the Company must comply with the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and commissions receivable. The Company deposits its cash with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Credit risk with respect to commissions receivable exist due to the entire receivable is from one source. However, based on prior collection history, management estimated no allowance for doubtful accounts is considered necessary. Credit risk with respect to accounts receivable exist due to the entire receivable is due from one source. Management estimated an allowance of $25,144 is considered necessary.

Estimates - The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

A concentration exists due to all commission and trade income is received from one clearing house.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

The following is a summary of marketable securities owned at December 31:

	2004	2003
Fixed income securities - taxable	$ 1,000	$ 92,622
Fixed income securities - tax-exempt		45,757
Equity securities	23,460	20,470
	$ 24,460	$ 158,849

Investment income (loss) consists of the following at December 31:

	2004	2003
Interest and dividends	$ 20,604	$ 8,986
Realized and unrealized gains and (losses) on trading securities	(23,665)	(51,399)
	$ (3,061)	$ (42,413)

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31:

	2004	2003
Furniture and fixtures	$ 85,048	$ 60,660
Computer equipment and software	57,986	25,803
	143,034	86,463
Less accumulated depreciation	67,220	37,418
Net equipment	$ 75,814	$ 49,045
Depreciation expense	$ 29,804	$ 13,707

NOTE 5 - WEBSITE

Unamortized software development costs consists of the following at December 31:

	2004	2003
Website	$ 115,765	$ 115,765
Less accumulated amortization	115,765	115,112
	$ -	$ 653
Amortization expense	$ 653	$ 31,073

NOTE 6 - INCOME TAXES

Temporary differences in the timing of recognition of expenses for financial reporting and income tax purposes as of December 31 result in deferred taxes as follows:

	2004	2003
Deferred tax assets (liabilities) attributable to:		
Net operating loss carry forward	$ 152,000	$ 165,000
Accrued compensation	4,000	10,000
Unrealized loss on investments	6,000	13,000
Other - net	(9,000)	(3,000)
	$ 153,000	$ 185,000

Income tax expense differs from the statutory rate primarily due to the surtax exemptions, non deductible meals and entertainment expenses, and the change in the valuation allowance. The above differences between book and taxable income are anticipated to reverse at an estimated rate of 25%. There is no current tax expense for 2004 or 2003.

NOTE 6 - INCOME TAXES (Concluded)

The Company has net operating loss carryforwards available for income tax purposes as follows at December 31:

Incurred	Expiring	2004	2003
2000	2020	$ 186,305	$ 232,905
2001	2021	422,732	422,732
		$ 609,037	$ 655,637

NOTE 7 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party, and as a result is subject to market risk if the market value of securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the aforementioned situations. The Company's policy is to monitor market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 8 - OPERATING LEASES

The Company leases office space, computer equipment and furniture under various noncancelable operating lease agreements. Office rent expense and equipment lease expense totaled $203,038 and $158,738 for the years ended December 31, 2004 and 2003, respectively.

Future minimum lease payments on these leases are as follows:

Year ending December 31,	
2005	$ 211,410
2006	237,102
2007	235,975
2008	79,000
	$ 763,487

NOTE 9 - RETIREMENT PLANS

The Corporation maintains a qualified 401(k) retirement plan for substantially all full-time employees. The employer contribution for the participant is equal to 1% of the participant's compensation provided the participant contributes 5%. Pension expense for this plan was $11,809 in 2004 and $16,553 in 2003.

NOTE 10 – RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

For year ending December 31, 2003, certain amounts have been restated to conform with current year presentation.

NOTE 11 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had regulatory net capital of $708,803 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the company was .19 to 1. As of December 31, 2003, the Company had regulatory net capital of $671,614 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the company was .40 to 1.

CAMBRIDGE GROUP INVESTMENTS, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL:		
Total stockholder's equity		$ 1,052,814
Deduction and/or changes:		
Non-allowable assets:		
Prepaid expenses	$ 68,800	
Enron Sub Debt.	1,000	
Payroll advance	21,546	
Furniture and equipment	74,114	
Leasehold improvements	1,700	
Deferred tax asset - long term	153,000	
Excess fidelity bond deductible	4,000	
Other clearing	5,985	330,145
Net capital before haircuts on securities positions		722,669
Haircuts on securities		
Other securities	13,866	13,866
Net capital		$ 708,803
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial position		
Accounts payable and accrued expenses		$ 131,211
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3 percent of $131,211 or $50,000 if greater)		$ 50,000
Excess net capital		$ 658,803
Ratio: Aggregate indebtedness to net capital		.19:1
Reconciliation with Company's computation (included in Part IIA of Form X-17-A-5 as of December 31, 2004)		
Net capital as reported on Company's Part IIA unaudited Focus		$ 717,612
Audit adjustments to record accounts payable and accrued expenses		(46,094)
Receivable recorded not previously booked		25,644
Net capital		$ 708,803

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

February 4, 2005

Board of Directors
Cambridge Investment Group
East Lansing, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Cambridge Investment Group (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants